UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Trecora Resources

(Name of Subject Company)

Trecora Resources

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

894648104

(CUSIP Number of Class of Securities)

Patrick D. Quarles

President and Chief Executive Officer

Trecora Resources

1650 Hwy 6 S, Suite 190

Sugar Land, TX 77478

(281) 980-5522

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Benjamin R. Wills

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103

(215) 963-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Trecora Resources, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 26, 2022, relating to the tender offer (the “Offer”) by Balmoral Swan MergerSub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned, direct subsidiary of Balmoral Swan Parent, Inc., a Delaware corporation (“Parent”), which is controlled by certain funds managed by affiliates of Balmoral Funds, LLC (“Balmoral Funds”), to purchase any and all of the issued and outstanding shares of common stock, par value $0.10 per share, of the Company (the “Shares”), at a price per Share of $9.81, in cash, net to the holder thereof, without interest and subject to applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Merger Sub with the SEC on May 25, 2022. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. This supplemental information should be read in conjunction with the Schedule 14D-9 in its entirety. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new subsection to Item 8 following the subsection with the heading “Item 8. Additional Information—Stockholder Approval of the Merger Not Required” under the new heading “Item 8. Additional Information—Legal Proceedings” on page 56 of the Schedule 14D-9 as follows:

“Legal Proceedings.

On May 31, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Board in the United States District Court for the Southern District of New York, captioned Shiva Stein v. Trecora Resources, et al., Case No. 1:22-cv-4474 (the “Stein Complaint”). On June 2, 2022, the Company received a demand from a purported Company stockholder (the “Wilson Demand”). Also on June 2, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Board in the United States District Court for the Southern District of New York, captioned William Johnson v. Trecora Resources, et al., Case No. 1:22-cv-04585 (the “Johnson Complaint”). On June 3, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Board in the United States District Court for the Eastern District of New York, captioned Denise Redfield v. Trecora Resources et al., Case No. 1:22-cv-03301 (the “Redfield Complaint,” together with the Stein Complaint and the Johnson Complaint, the “Complaints”). Also on June 3, 2022, the Company received two additional demands from two purported Company stockholders (the “Dixon Demand” and the “Kaufmann Demand,” together with the Wilson Demand, the “Demands”).

The Complaints and Demands allege violations of Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. Each of the Complaints seek injunctive relief preventing the consummation of the Transactions, rescissory damages or rescission to the extent the Transactions are consummated, an award of plaintiff’s expenses including attorneys’ fees and expenses, and such other relief the court may deem just and proper. The Stein Complaint also seeks an accounting of damages.

The Company believes the claims asserted in each of the Complaints and Demands are without merit.

Additional lawsuits may be filed against the Company and/or the Board in connection with the Transactions, the Schedule TO and the Schedule 14D-9. Additional demands may also be made of the Company and/or the Board. If additional similar complaints are filed or demands are made, absent new or different allegations that are material, the Company will not necessarily announce such additional complaints or demands.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRECORA RESOURCES

By:	/s/ Patrick D. Quarles
Name: Patrick D. Quarles
Title: President, Chief Executive Officer and Director

Dated: June 6, 2022

3